EXHIBIT 12

THE HERTZ CORPORATION AND SUBSIDIARIES
CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of Dollars Except Ratios)
Unaudited

	Six Months Ended
	June 30,
	2004	2003
Income before income taxes	$141,720	$2,788
Interest expense	191,716	187,132
Portion of rent estimated to represent the interest factor	63,282	58,547

Earnings before income taxes and fixed charges	$396,718	$248,467

Interest expense (including capitalized interest)	$192,079	$187,407
Portion of rent estimated to represent the interest factor	63,282	58,547

Fixed charges	$255,361	$245,954

Ratio of earnings to fixed charges	1.6	1.0